# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evotec SE, CIK 0001412558
CUSIP: 30050E105
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: Essener Bogen 7, Hamburg, Germany (2M), 22419
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0001426156
Persons authorized to receive notices and communications: David N. Smith, Jr, 590 Madison Avenue, 31st Floor, New York, New York (NY), 10022, 212-486-3211

## Reporting persons
- MAK Capital Fund LP (CIK 0001426156): type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 12,681,898; sole dispositive power 0; shared dispositive power 12,681,898; aggregate amount beneficially owned 12,681,898 (7.1% of the class)
  Comment: For item 13:
  
  The calculation is based upon 177,877,782 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of May 1, 2026, as reported by the Issuer on its website.
- MAK Capital One L.L.C. (CIK 0001385702): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,681,898; sole dispositive power 0; shared dispositive power 12,681,898; aggregate amount beneficially owned 12,681,898 (7.1% of the class)
  Comment: For item 13:
  
  The calculation is based upon 177,877,782 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of May 1, 2026, as reported by the Issuer on its website.
- Michael A. Kaufman (CIK 0001426157): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,681,898; sole dispositive power 0; shared dispositive power 12,681,898; aggregate amount beneficially owned 12,681,898 (7.1% of the class)
  Comment: For item 13:
  
  The calculation is based upon 177,877,782 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of May 1, 2026, as reported by the Issuer on its website.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: Evotec SE
Address of issuer's principal executive offices: Essener Bogen 7, Hamburg, Germany (2M), 22419

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by MAK Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the: 12,681,898 Shares beneficially owned by MAK Fund is approximately 73,333,274 euros, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
SCHEDULE 13D A/2
Amendment 2

This Amendment 2 to the statement on Schedule 13D ("Amendment 2") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the MAK Capital Fund LP, a Bermuda limited partnership ("MAK Fund"), MAK Capital One L.L.C., a Delaware limited liability company ("MAK Capital"), as the investment manager of MAK Fund and Michael A. Kaufman, as Managing Member of MAK Capital (collectively with MAK Fund and MAK Capital, "MAK" and together MAK Fund and MAK Capital collectively the "Reporting Persons") on March 30, 2026 (the "Original Schedule 13D") and amendment number 1 thereto filed on April 6, 2026 ("Amendment 1" and together with this Amendment 2 and the Original Schedule 13D, "Schedule 13D") amends and supplements the Original Schedule 13D and Amendment 1 and relates to to the ordinary shares, no par value per share (the "Shares") of EVOTEC SE (the "Issuer") beneficially owned by the Reporting Persons. The principal executive offices of the Issuer are located at Essener Bogen 7, Hamburg, GERMANY , 22419.

Except as set forth herein in this Amendment 2, the Schedule 13D is unmodified.

In furtherance of the Purpose of Transaction, MAK Fund and Issuer signed a cooperation agreement on April 29, 2026. Under the terms, described further in the press release by Issuer filed with the SEC as Exhibit 99.1 to Issuer's Current Report on Form 6-K on April 30, 2026, Issuer will nominate Dr. Wolfgang Hofmann for election as an independent member of the Supervisory Board at the company's upcoming Annual General Meeting ("AGM") to be held on June 11, 2026. The AGM agenda also includes the previously announced nomination of Dieter Weinand as Chairman of the Supervisory Board, and a proposal to increase the size of the Supervisory Board from six to seven members. Per the cooperation agreement MAK Fund has agreed to customary voting and cooperation commitments, including voting in favor of expanding the board to seven members and supporting the three candidates nominated by Issuer to the remaining three seats open for election. The summary above of the terms of the cooperation agreement is qualified in its entirety by reference to the press release, a copy of which is filed as Exhibit 99.1, to the Issuer's Current Report on Form 6-K filed on April 30, 2026 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Shares reported owned by each person named herein is based upon 177,877,782 Shares (including Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of May 01, 2026, as reported by the Issuer on its website.

As of the date hereof, MAK Fund beneficially owns directly 12,681,898 Shares, representing approximately 7.1% of the outstanding Shares.

MAK Capital, as the investment manager of MAK Fund, may be deemed to beneficially own the 12,681,898 Shares beneficially owned directly by MAK Fund, representing approximately 7.1% of the outstanding Shares. Mr. Kaufman, as the Managing Member of MAK Capital, may be deemed to beneficially own the 12,681,898 Shares beneficially owned directly by MAK Fund, representing approximately 7.1% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of MAK Fund, MAK Capital and Mr. Kaufman may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by MAK Fund.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment 2 is incorporated by reference in its entirety into this Item 6.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities in the Last 60 Days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

## Signatures
- MAK Capital Fund LP: /s/ Michael A. Kaufman, Managing Member (05/01/2026)
- MAK Capital One L.L.C.: /s/ Michael A. Kaufman, Managing Member (05/01/2026)
- Michael A. Kaufman: /s/ Michael A. Kaufman, Michael A. Kaufman (05/01/2026)